TAG Oil Spuds Radnor-1A
Sidetrack Well from Radnor-1, which Previously Flowed Significant Oil and Gas, has Commenced

Vancouver, British Columbia – July 25th, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced that the Radnor-1A exploration well commenced sidetrack operations at 1:51 pm on July 24th, 2006. The well is located in PMP 38157 (TAG 33.33%, operator), a 5,555 acre-permit in New Zealand’s prolific Taranaki Basin.

Radnor-1A is a sidetrack operation, re-entering the original Radnor-1 wellbore where the Radnor-1 well had flowed natural gas and condensate at average rates of 6MMCF of gas and 350 barrels of oil per day before watering out. A whipstock plug will be set in the original wellbore at a depth of 3129m (10,265’). The new Radnor-1A side track well bore will then directionally drill to a total measured depth of 4373m (14,347’), approximately 487m (1,600’) to the southwest of the Radnor-1 downhole location. Newly acquired 3-D seismic has been utilized to target the updip location from the Stratford-1 discovery, which previously flowed natural gas and condensate at average rates of 3MMCF of gas and 140 barrels of condensate per day before water influx occurred. President Drew Cadenhead commented, “We’ve defined a crestal drilling location updip from the Radnor-1 well and the older Stratford-1 well, both of which produced gas and condensate before watering out. So we’re optimistic that these positive indicators will yield results. With an idle gas production facility on site already, any newly discovered gas and condensate will flow immediately to market.”

Participants in the sidetrack operation are the Company (33.33%) and Bridge Petroleum Limited (33.33%) with TAG assuming, on a sole-risk basis under the terms of the joint operating agreement (“JOA”), another 33.33% interest in the well. Under the sole-risk provisions of the JOA, TAG is entitled to recover 1500% of the costs associated with the sole-risk interest prior to any revenue reverting back to the joint venture partner that did not participate in the operation.

TAG has secured the Parker Rig 188 to whipstock out of the original Radnor-1 wellbore, an operation slated to take approximately four weeks. To see an image of the original Radnor-1 well, or to learn more about TAG Oil, please access the company’s website at http://www.tagoil.com.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,035,608 gross acres (net 1,861,587), TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Garth Johnson
gje@tagoil.com
604-609-3350